LASER PHOTONICS CORPORATION

1101 N. Keller Road, Suite G

Orlando, FL 32810

June 21, 2022

Via Edgar Correspondence

Thomas Jones, Esq.

Staff Attorney

Office of Manufacturing Division of Corporation Finance

Securities and Exchange Commission 100 F Street, N.E.

Washington, DC 20549

Re:	Laser Photonics Corporation Amendment No. 7 to Registration Statement on Form S-1 Filed April 29, 2022 File No. 333-261129

Dear Mr. Jones:

Laser Photonics Corporation (the “Company”) is transmitting this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May10, 2022, with respect to Amendment No. 7 to the registration statement on Form S-1 (File No. 333261129) that was confidentially submitted to the Commission on Form DRS on July 28, 2021 and amended on September 29, 2021, December 23, 2021, January 19, 2021, February 7, 2022, February 23, 2022, March 2, 2022, March 13, 2022 and April 29, 2022 (the “Registration Statement”). This letter is being submitted together with the filing of the Company’s Amendment No. 8 to the Registration Statement (“Amendment No. 8”). The numbered paragraph below corresponds to the numbered comment in that letter. The Staff’s comment is presented in bold italics.

Amendment No. 7 to Registration Statement on Form S-1 filed April 29, 2022

Risk Factors, page 11

1.

Please ensure that you have updated the disclosure in this section. For example, we note the disclosure in the last risk factor on page 29 and the disclosure in the first risk factor on page 30 regarding your internal control for financial reporting and disclosure controls and procedures, respectively. However, your disclosure in the first paragraph on page 30 appears to refer to internal control and disclosure controls and procedures as of September 30, 2021 in view of the reference on page 30 to your "latest 10-Q filed on November 19, 2021." Regarding the certifications mentioned in the last paragraph on page 29, tell us with specificity where you filed the certifications as exhibits to your Annual Report on Form 10-K for the fiscal year ended December 31, 2021. To the extent management concluded that internal control over financial reporting and disclosure controls and procedures were not effective as of December 31, 2021, then discuss your remediation plan including the expected timing of such activities and any material costs you expect to incur.

Response: We have updated our disclosure regarding our internal control for financial reporting to reference our filing of our Form 10-Q for the period ending March 31, 2022 and our management’s conclusion that our internal controls were effective. We have filed amendments to both our Form 10-Q for the three months ended June 30, 2021 and September 30, 2021 to state that management incorrectly stated that the Company’s internal controls and procedures were ineffective and to state that such internal controls and procedures were effective. To avoid these misstatements and to strengthen the Company’s internal controls and procedures until the Company employs a Chief Financial Officer, the Company has engaged on February 11, 2022 the CPA firm Moss, Krusick & Associates, LLC to prepare the Company’s financial statements and assist its bookkeeper in adjusting the Company’s books of accounts to prepare a working trial balance from which the financial statements can be prepared as well as CFO Systems on April 18, 2022 to function as an outsourced CFO to ensure that the Company’s filings with the SEC comply with the SEC’s financial statement disclosure rules.

Thomas Jones

June 21, 2022

In addition, we have filed an amended Form 10-K to include the required certifications of our CEO and CFO in accordance with Rule 13a-14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that were inadvertently not included by our EDGAR filer as well as to respond to the Commission’s comments below.

Capitalization, page 35

2.

The retained earnings and total stockholders’ equity amounts in the "Actual" column are not consistent with the amounts in your audited financial statements. Please revise your disclosures to address these inconsistencies.

Response: We have revised our disclosure to make the retained earnings and total stockholder’s’ equity amounts in the “Actual” column consistent with the mounts in our audited financial statements.

Exhibit 23.1, page 94

3.	Please obtain and file a consent from your independent registered accounting firm with the next amendment to your registration statement. Refer to Item 601(b)(23) of Regulation S- K.

Response: We have obtained and filed with Amendment No. 8 a consent from our independent registered accounting firm.

Audited Financial Statements, page F-1

4.

Your disclosures on page iii indicate that, unless otherwise noted, the share and per share information provided in the filing reflect a proposed 1-for-6 reverse stock split of your outstanding common stock that will "occur immediately following the effective time that the registration statement...is declared effective." It appears, however, that the only amounts adjusted for the reverse split are those within the last line item of page F-5. Please tell us how you assessed SAB Topic 4:C and ASC 260-10-55-12 in determining whether or not to give retroactive effect to the reverse split within your financial statements and related disclosures. In doing so, confirm if the reverse split will occur before, at, or after the time the registration statement is declared effective.

Response: We have revised our disclosure to make clear that the reverse split has already occurred and that our financial statements and related disclosures in Amendment No. 8 give retroactive effect to the reverse split.

Balance Sheet, page F-3

5.	Please revise your balance sheet to address the following items:

•	Remove the dividends paid, net income, and dividends paid per share line items from your balance sheet.
•	The retained earnings balances do not appear to be correctly stated. Revise the balances as necessary.
•	Present the number of common shares authorized, issued, and outstanding, as well as the par value of your common stock.

Response: We have revised our balance sheet to address each of the points in this comment and dividends paid are included in the cash flow statement.

Thomas Jones

June 21, 2022

Statements of Profit and Loss, page F-4

6.	Please remove the EBITDA line item from your statement of profit and loss. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

Response: We have removed the EBITDA line item from our statement of profit and loss in Amendment No. 8.

Statements of Liability and Stockholders' Equity, page F-5

7.	Please address the following comments related to your statements of stockholders' equity:

•	Ensure that all ending balances are internally consistent with the amounts on your balance sheet.
•	Although you have a fiscal year end of December 31, we note that you present balances as of January 1, 2021. Revise your disclosures as necessary to address this inconsistency.
•	Revise to present the changes in your stockholders’ equity balances between September 30, 2020 and December 31, 2020.
•	Revise the title of this statement to be consistent with the statement of "stockholders’ equity (deficit)" referenced in the audit report.

Response: We have revised our disclosure in Amendment No. 8 to address each of the points in this comment.

Statements of Cash Flows, page F-6

8.

Please revise your statements of cash flows to break out all components of your operating, investing, and financing cash flows into separate line items. Refer to ASC 230-10-45 and the illustrative examples in ASC 230-10-55.

Response: We have revised our statements of cash flows to break out all components of our operating, investing and financing cash flows into separate line items.

Notes to Financial Statements, page F-7

9.	Please address the following comments related to your financial statement footnotes:

•	Review all amounts disclosed in your footnotes to ensure they are appropriately stated and internally consistent with your other disclosures. For example, the cash and stockholders’ equity balances as of December 31, 2021 disclosed on pages F- 8 and F-17, respectively, do not agree to your balance sheet and the accounts receivable allowance as of December 31, 2021 quantified on page F-8 is equivalent to the December 31, 2020 accounts receivable balance disclosed on your balance sheet.
•	Ensure that you appropriately update disclosures related to fiscal 2020 for fiscal 2021 developments, such as your disclosures related to COVID-19 on page F-7.
•	Revise to disclose all material transaction with ICT Investments, LLC that occurred during fiscal 2020 and 2021.
•	Revise your subsequent events footnote to disclose any material transactions that occurred in fiscal 2022, if any. Also disclose the specific date through which subsequent events have been evaluated and state whether such date is the date the financial statements were issued or the date the financial statements were available to be issued. See ASC 855-10-50-1.
•	Update any legacy GAAP references for the appropriate FASB codification reference. For example, you reference SFAS 86 on page F-9.

Response: We have revised our disclosure in Amendment No. 8 to address each of these comments.

Thomas Jones

June 21, 2022

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 9102030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at wtupuola@laserphotonics.com.

Sincerely,

/s/ Wayne Tupuola
Wayne Tupuola

Cc:	Ernest M. Stern, Esq., Culhane Meadows PLLC Christopher J. Bellini, Esq., Cozen O’Connor Seth Popick, Cozen O’Connor